                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              (Amendment No. ____)


                         TAKEOUTMUSIC.COM HOLDINGS CORP.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    87406R107
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                                 (CUSIP Number)


                                  John Lavallo
                       c/o takeoutmusic.com Holdings Corp.
                             381 Broadway, Suite 201
                            New York, New York 10013
                                 (212) 871-0714
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 4, 2000
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        [Continued on the following page]

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                                  SCHEDULE 13D


CUSIP NO. 87406R107                                                  PAGE 2 OF 4

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                 NAME OF REPORTING PERSONS - John Lavallo
       1

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
       2                                                                 (b) /X/

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                 SEC USE ONLY

       3

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                 SOURCE OF FUNDS*

       4
                    OO

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                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                              / /
       5

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                 CITIZENSHIP OR PLACE OF ORGANIZATION
       6
                    United States

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                                            SOLE VOTING POWER

                                   7           987,160 (See Item 5)

                                  ----------------------------------------------
                                            SHARED VOTING POWER
         NUMBER OF                 8
           SHARES                              0
        BENEFICIALLY              ----------------------------------------------
          OWNED BY                          SOLE DISPOSITIVE POWER
            EACH                   9
         REPORTING                             987,160 (See Item 5)
        PERSON WITH               ----------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                  10
                                               0
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                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                    987,160 (See Item 5)

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                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                     / /
      12

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                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                     7.8%
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                 TYPE OF REPORTING PERSON*
      14
                    IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D


CUSIP NO. 87406R107                                                  PAGE 3 OF 4


Item 1.           Security and Issuer.

                   The title of the class of equity securities to which this Statement relates is common stock, par value $.01 per share (the "Company Common Stock") of takeoutmusic.com Holdings Corp., a Washington corporation (the "Company"), which has its principal executive offices at 381 Broadway, Suite 201, New York, New York 10013.

Item 2.           Identity and Background.

                   John Lavallo (the "Reporting Person") is principally employed as the Executive Vice President Business Affairs, Secretary and a Director of the Company. Mr. Lavallo's principal offices are located at 381 Broadway, Suite 201, New York, New York 10013. During the last five years, Mr. Lavallo has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lavallo is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                   See Item 4 below.

Item 4.           Purpose of Transaction.

                  On February 4, 2000, TOMCI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company, merged (the "Merger") with and into takeoutmusic.com, Inc., a Delaware corporation (the "Operating Company"), pursuant to an Agreement and Plan of Merger dated as of January 26, 2000 (the "Merger Agreement"). Following the Merger, the business of the Company is the business conducted by the Operating Company prior to the Merger. The Operating Company is a development stage company principally engaged in the business of developing and marketing musical recordings, and offering such recordings by direct file transfer, or "downloading", to consumers over the Internet.

                  Pursuant to the terms of the Merger Agreement, the Company is to issue 10,046,344 shares of its authorized but unissued common stock to the former holders of the Operating Company common stock based on a conversion ratio of 1.15 shares of the Company's common stock for each share of the Operating Company common stock issued and outstanding as of the effective time of the Merger. The shares issued to the former stockholders of the Operating Company represent approximately 80.5% of the outstanding common stock of the Company following the Merger, and the shareholders of the Company prior to the Merger represent approximately 19.5% of the outstanding common stock of the Company following the Merger. Immediately prior to the Merger, Sofisco Nominees Limited, Mori S. Ninomiya, John Lavallo, Jason Brunka and Richard Pangilinan beneficially owned approximately 17.2%, 16.2%, 13.4%, 11.7% and 11.0% of the Operating Company, respectively, on a fully diluted basis.

                  In addition, all outstanding options and warrants to purchase common stock of the Operating Company were converted into options and warrants to purchase common stock of the Company. The sole outstanding warrant to purchase an aggregate of 273,598 shares of common stock of the Operating Company

                                  SCHEDULE 13D

CUSIP NO. 87406R107                                                 PAGE 4 OF 4


at an exercise price of $0.666667 was converted into a warrant to purchase an aggregate of 314,638 shares of the Company's Common Stock at an exercise price of $0.579710. Employee stock options to purchase an aggregate of 392,000 shares of common stock of the Operating Company at an exercise price of $0.67 per share were converted into options to purchase 450,800 shares of the Company's Common Stock at an exercise price of $0.58 per share.

                  Also in connection with the Merger, Mori S. Ninomiya, John Lavallo and Edwin O'Loughlin, designees of the former stockholders of the Operating Company, were elected to the Board of Directors of the Company and thereafter the existing Directors of the Company tendered their own resignations from the Board of Directors of the Company.

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) Mr. Lavallo is the record owner of 895,160 shares of Company Common Stock and beneficial owner of 92,000 shares of Company Common Stock, representing an aggregate of approximately 7.8% of the outstanding Company Common Stock. Mr. Lavallo has sole power to vote and to direct the disposition of these shares.

                  (c) No transaction in the issued and outstanding shares of the Company by the Reporting Person has been effected during the past 60 days.

                  (d) The Reporting Person is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock set forth above.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as otherwise noted in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to Be Filed as Exhibits.

                  Exhibit A. Merger Agreement, dated as of January 26, 2000.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


April 13, 2000


                                           /s/ John Lavallo
                                           -----------------------
                                           JOHN LAVALLO